------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0362
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response.........1.0
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Butts                                   Lampkin
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

P. O. Box 988
--------------------------------------------------------------------------------
                                 (Street)

Laurel                                  Mississippi             39441
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Sanderson Farms, Inc. (SAFM)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


October 31, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

           Vice President - Sales
   ___________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                1/09/02                  M4               7,500      A      $10.875
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                1/09/02                  S4               7,500      D      $20.10
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                2/28/02                  M4               5,000      A      $15.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                2/28/02                  S4               5,000      D      $25.50
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                7/02/02                  M4              10,000      A      $15.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                7/02/02                  S4              10,000      D      $25.25
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                7/09/02                  M4               3,750      A      $ 7.188
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                7/09/02                  M4               1,250      A      $11.10       8,873.1454 D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Custodian
Common Stock                                                                                            80      I         for Child
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          ESOP
Common Stock                                                                                        24,161      I         Allocation
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Trustee
                                                                                                                          for
Common Stock                                                                                     1,231,618      I         ESOP(1)

------------------------------------------------------------------------------------------------------------------------------------
(1) Mr. Butts is one of three trustees of the Employee Stock  Ownership Plan and
Trust of Sanderson  Farms,  Inc. and  Affiliates  ("ESOP"),  which is the record owner of 1,231,618 shares of common stock of the Company. As such, Mr. Butts, in his capacity as a trustee of the ESOP, shares with the other trustees investment power with respet to those  shares of common  stock and  therefore  is deemed to beneficially  own, under  applicable  regulations of the Securities and Exchange
Commission,  the shares of common stock owned of record by the ESOP. Pursuant to
Rule 13d-4 of the Exchange Act, Mr. Butts disclaims  beneficial ownership of the common stock owned of record by the ESOP, except for the 24,161 shares allocated to his personal  account  thereunder  as a participant  in the plan,  over which shares Mr. Butts exercises sole voting power, but shares with the other trustees investment power with respect to such shares.
====================================================================================================================================

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Option
(Right to                                                                        Common
Buy)         $10.875   7/25/96        A          7,500         7/25/97* 7/24/02  Stock      7,500               0   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Option
(Right to                                                                        Common
Buy)         $15.00    7/24/97        A         15,000         7/24/98* 7/23/07  Stock     15,000               0   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Option
(Right to                                                                        Common
Buy)         $13.00    4/23/98        A         15,000         4/23/99* 4/22/98  Stock     15,000          15,000   D
------------------------------------------------------------------------------------------------------------------------------------

Phantom
Stock                                                                            Common
Rights       $ 7.46875 4/22/00        A         18,000         4/22/01* 4/21/10  Stock     18,000          18,000   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Option
(Right to                                                                        Common
Rights       $ 7.188   5/01/00        A          7,500         5/01/01* 4/30/10  Stock      7,500           3,750   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Option
(Right to                                                                        Common
Rights       $ 7.188   7/09/02        M4              3,750    5/01/01* 4/30/10  Stock      3,750           3,750   D

------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Option
(Right to                                                                        Common
Buy)         $11.10    4/27/01        A          7,500         4/27/02* 4/26/11  Stock      7,500           6,250   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Option
(Right to                                                                        Common
Buy)         $11.10    7/09/02        M4              1,250    4/27/02* 4/26/11  Stock      1,250           6,250   D
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Option
(Right to                                                                        Common
Buy)         $18.55    7/25/02        A         18,000         7/25/03* 7/24/12  Stock     18,000          18,000   D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

*25% of the options or rights vest on the date indicated, and an additional 25% vest each year thereafter until fully vested.


  /s/Lampkin Butts                                           January 17, 2003
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.